Filed by Ryerson Holding Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Olympic Steel, Inc. (File No. 000-23320)

The following communication is a transcript of a video message recorded by Eddie Lehner, President and Chief Executive Officer of Ryerson Holding Corporation (“Ryerson”), that was disseminated to employees of Ryerson on October 31, 2025 in which the proposed transaction (the “merger”) with Olympic Steel, Inc. (“Olympic” or “Olympic Steel”) was discussed.

EL Message 103125

0:00

Hi, Ryerson, it’s Eddie coming to you from Chicago on this beautiful autumn day.

0:06

Happy Halloween to everybody by the way.

0:08

Hope you get a lot more treats than tricks.

0:10

And I think the news of the week was the announcement of our prospective merger between Ryerson and Olympic Steel that we announced after the stock market closed this past Tuesday on October the 28th.

0:33

And it’s very important to point out it is a merger and not an acquisition.

0:36

We are coming together the two firms.

0:40

We are larger than Olympic.

0:42

However, that said, we will have 7 board members.

0:46

They’ll have 4-4 board members that will be 11 board members.

0:49

But most of all, we are combining.

0:51

And that’s important because we want to bring the best of everything together and we want to get the best of everything from the combination.

0:59

So why, why are we doing it?

1:02

To be consistent with really what I think is the overarching theme that we’ve discussed on so many webcasts and different letters and communications from me to you and really communication from you to me.

1:16

We want to improve the customer experience because we know that in our industry where there’s millions and millions of customer experiences to be had every year, we need to have the best customer experience.

1:27

And if we can create a better customer experience by getting more size, more scale, a greater scope of solutions, then we want to do that when and if it makes sense.

1:37

And in this case combining with Olympic given their footprint, given their complementary assets, given their talent, especially when it when we combine it and we think about how that works with Ryerson’s talent, then we have this great, great pool of talent with our combined companies that encompasses 164 locations, almost 16,000,000 square feet of service center space and 6.5 billion of revenues.

2:05

When we look back at the most recent financial information on a trailing 12 month basis, it computes to about 6.5 billion in combined revenue, which makes us the se-

2:16

We are already the second largest service center company in North America, but it makes us more of the second largest service center company in North America as we continue to look for ways to grow, add value to our customers and get more customers because of the quality of the customer experience that we provide.

2:37

So what happens next?

2:38

What happens next is we have to prepare this document called a proxy, which prepares us for the shareholder vote because at some point before the transaction can close, we need to have a vote of our shareholders.

2:55

The other thing that has to happen is we have to get all necessary government and regulatory approvals.

3:01

So, so those are the things, the gating items that have to occur over the next 90 days.

3:07

We expect to close the transaction pending the shareholder vote, the necessary approvals and assuming nothing else would go sideways in the proposed combination, we would expect to close the transaction by the end of the first quarter of 2026.

3:25

Now what could happen?

3:26

What could happen that could possibly derail the merger?

3:31

We may not get government approval, although we don’t think that’s going to happen.

3:34

We may not get a positive affirmative shareholder vote.

3:38

Again, we don’t think that’s going to happen.

3:40

Another company or organization could make a competing bid for Olympic in this case, and we may decide that we can’t match or exceed that offer.

3:51

So I say this because right now we have a signed merger agreement, but the deal between our organizations, the merger still has to close.

4:05

And that’s why it’s so important that we keep a bright line, a dividing line, even when it comes to our thoughts and not letting our thoughts stray and then guide our actions away from what our mission is, which is Ryerson, Ryerson, Ryerson and what we need to do in our organization to create the best customer experience possible.

4:26

Because we know that is the only thing that gets us the next quote in the next order and then allows us to exercise our company values in terms of how we share the gains from getting more and more customer orders, which makes us a stronger, more profitable organization.

4:46

So what I’m going to do is because I can’t possibly anticipate any and every question that our audience and our faithful could have.

4:56

What I’d like to do is I’d like to create an ask Eddie similar what we do for the quarterlies and the and then the webcast and that is send questions into Kaitlyn and Ryerson communications and I will answer all the questions that I can answer.

5:14

I mean, there’s some questions I won’t be able to answer because those are things that I may not be able to disclose because the confidentiality and the well I should say because of the confidential nature of the information that I’d be disclosing.

5:27

Some of the things that you may ask, I’m just not going to know because I won’t know until we get to the point where the transaction closes.

5:35

But what I promise you, what I’ve always promised you over these last, gosh, 13 years that I’ve been here 11 years almost as the CEO or my 11th year as the CEO is, I will be as transparent and candid and I hope informative as I possibly can be.

5:51

So please ask me your questions.

5:53

I’ll answer those questions.

5:54

If we can film Q&A segments to send out in advance of the next quarterly, then we’ll certainly do that because I want to make sure you’re informed.

6:02

But the most important thing, and I can’t stress this enough, is we’ve got to pay attention to the business that’s in front of us, which is Ryerson business.

6:11

And you can bet that’s where my time and attention and focus is going to be.

6:14

I just had a great trip to University Park yesterday, visiting with our CS&W team.

6:19

I’m going to be out in the field for the next, gosh, you know, leading up to the holidays.

6:24

So I’m going to be in the business, in the field, at the plants because I know too, that my job is to ensure that working together, we create those great customer experiences that build and strengthen our future.

6:39

So look, have a great Halloween tonight.

6:41

I hope you have fun.

6:43

And just remember, there’s nothing like a great Halloween to support the dentistry industry.

6:50

So hey, let’s go out there.

6:52

All right, let’s get some stuff shipped before Halloween for month end.

6:56

And I appreciate each and every one of you and please let me have your questions and I will certainly get to as many of them as I possibly can.

7:03

Thank you.

***

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Ryerson and Olympic Steel intend to file a joint proxy statement with the SEC and Ryerson intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Ryerson and Olympic Steel and that will also constitute a prospectus of Ryerson. Each of Ryerson and Olympic Steel may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Olympic Steel or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Ryerson and Olympic Steel. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OLYMPIC STEEL, RYERSON, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Olympic Steel, Ryerson and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Olympic Steel may be obtained free of charge by directing a request by mail to Olympic Steel’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic Steel’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Ryerson and Olympic Steel, including future financial and operating results, Ryerson’s and Olympic Steel’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic Steel shareholder approvals; the risk that Ryerson and Olympic Steel may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to the consummation of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected or that the proposed transaction may be less accretive than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Ryerson’s or Olympic Steel’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; currency rate fluctuations; the adequacy of each company’s efforts to mitigate cyber security risks and threats; reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over the either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic Steel’s businesses and other factors described in Ryerson’s and Olympic Steel’s respective filings with the Securities and Exchange Commission (the “SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Ryerson and Olympic Steel, or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this communication; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic Steel undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in the Solicitation

Olympic Steel, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Olympic Steel’s directors and executive officers is available in Olympic Steel’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.